

May 25, 2012

Dear Fellow AOL Shareholder:

STARBOARD'S INTERESTS ARE DIRECTLY ALIGNED WITH SHAREHOLDERS

WE HAVE A CLEAR PLAN FOR ENHANCING VALUE AT AOL

PLEASE SUPPORT IMPROVED SHAREHOLDER REPRESENTATION ON THE BOARD

SIGN AND RETURN THE ENCLOSED GOLD PROXY CARD

AOL currently represents the largest investment in the Starboard Value LP ("we" or "Starboard") portfolio, accounting for approximately $129 million, or 13% of our assets under management. We are one of the largest shareholders of AOL and currently own 5.3% of the Company. Our interests are directly aligned with those of all shareholders. We want what is best for AOL and its shareholders and will endeavor to represent all of our interests in the boardroom in order to protect and maximize value.

Starboard's investment team has established a strong track record of creating shareholder value at many public companies over the past ten years. During this time, we have added or replaced approximately 85 corporate directors on approximately 32 corporate boards. It has been reported by 13D Monitor, a leading independent research provider on shareholder activism:

> *"Starboard's average return on a 13D filing is 22.3% (versus an average of 2.9% for the S&P 500 during the same time periods). However, when they have received a board seat, their average 13D return has been 31.6% versus 1.5% for the S&P 500."*[1]

As one of the largest shareholders of AOL, we only want what is best for the Company and its shareholders, which includes addressing the challenges with the current strategy and significantly improving AOL's ongoing operating performance.

We filed an Investor Presentation with the SEC to outline our views regarding AOL's businesses, our serious concerns regarding the Company's current strategy and compensation practices, and the reasons we believe shareholders should support the election of our highly-qualified nominees at the 2012 Annual Meeting. We encourage you to review this presentation which can be found at:
http://tinyurl.com/StarboardInvestorPresentation

Despite every effort to engage constructively with management and the board of directors (the "Board"), AOL remains steadfastly committed to pursuing the status quo. The Company's reactive changes to date, while a step in the right direction, have largely failed to address the serious operational issues facing the Company. Specifically, according to our analysis and confirmed by recent reports from Wall Street research analysts who cover AOL, we believe that AOL is currently losing more than $500 million per year in its Display business alone, masking what otherwise would be a highly profitable company.

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[1] Past performance is not an indication of future results.

CY 2011 Estimated Operating Performance [1,2,3]			*($ in millions)*
	Revenue	**Adjusted EBITDA**	**Adj. EBITDA Margin**
Access	$803	$643	80%
Search	357	261	73%
Advertising Network	384	21	6%
Display - Free Premium Content	**560**	**(398)**	**-71%**
Display - Patch	**13**	**(147)**	**-1131%**
Other	85	8	10%
Total	**$2,202**	**$388**	**18%**
Total (excluding Display)	**$1,629**	**$933**	**57%**

(1) Segment revenue figures other than Patch are from Company filings. Disaggregated segment EBITDA figures are based on Starboard Value estimates derived from assumptions including: EBITDA margins of 80% for the Access business, 73% for Search, 5.5% for Advertising Network, and 10% for the Company's Other business. These values are derived from conversations with the Company, competitors, industry consultants, Wall Street research analysts, and Starboard Value internal estimates. By subtracting our Access, Search, Advertising, and other segment EBITDA estimates from reported consolidated EBITDA, we are able to back into estimated Display EBITDA losses.

(2) For Patch, we arrived at our revenue estimate of $13 million in 2011 by making certain assumptions based on disclosure provided by the Company on its fourth quarter 2011 earnings call on February 1, 2012. Specifically, the Company stated that: "Ending Q1 2011, there were 33 Patches that had above $2,000 per month in revenue. Ending Q4 2011, there were 401 Patches above $2,000 per month in revenue…." We arrived at our cost estimates for Patch of $160 million in 2011 based on the following statement by the Company's Chief Financial Officer at the AOL Investor Day on June 16, 2011: "… we're going to spend $160 million a year this year on Patch…." Further, in a research report published on May 10, 2012, Barclays estimated that Patch generated EBITDA losses of $151 million in 2011.

(3) "Other" includes third-party fees for mobile applications, MapQuest B2B services, and AdTech ad serving technology.

Despite these significant losses, we believe that the Display business could be profitable, if operated more efficiently. Unfortunately, AOL continues to believe it is necessary to have over $1 billion in costs to operate this business. In addition, as you can see from the chart below, the financial performance has been getting worse – not better.



Display Revenue and Estimated EBITDA Losses [1] *($ in millions)*

(1) Display revenue figures from Company filings. Disaggregated Display losses are based on Starboard Value estimates derived from assumptions including EBITDA margins of 80% for the Access business, 73% for Search, 5.5% for Advertising Network, and 10% for the Company's Other businesses. These values are derived from conversations with the Company, competitors, Wall Street research analysts, and Starboard Value internal estimates.

We believe this is unacceptable and that the Company should take action to substantially improve the profitability of the Display business and, thereby, the overall Company.

Our Involvement at AOL Has Been Constructive and Has Yielded Positive Benefits for All Shareholders

Before we became publicly involved in AOL in December 2011, the Company and its shareholders had suffered through poor operating and stock price performance since the spin-off from Time Warner. During this period, revenues declined twice as fast as operating expenses and EBITDA margins deteriorated significantly.



(1) Includes cost of goods sold and selling, general and administrative expense.

Since our first public letter on December 21, 2011, AOL has finally begun to take steps towards unlocking value for shareholders by listening to many of our suggestions, but still has not materially addressed the poor operating performance referenced in the above chart. Our external pressure has thus far played a major role in catalyzing the Board to take actions and announce changes that benefit all shareholders, but there is much more work to be done.

Prior to our involvement, AOL's stock price materially and significantly underperformed the relevant indices and its peers over almost any time period. As you can see below, since our first public letter on December 21, 2011, AOL's stock price has now significantly outperformed both the market and its peers.

	As of December 20, 2011 Prior to Starboard's involvement [1]			From 12/20/11 to 5/18/12 Since Starboard's Involvement
	1 Year	2 Year	11/24/09 [2]	
AOL Inc.	**-38.2%**	**-37.0%**	**-45.1%**	**75.6%**
Russell 2000	-4.4%	24.1%	28.0%	1.8%
Independent Peer Group [3]	-14.6%	14.3%	22.3%	-3.4%
2011 Proxy Peer Group [4]	-2.5%	27.4%	31.7%	7.3%
2010 Proxy Peer Group [5]	0.4%	24.4%	26.7%	9.2%
AOL relative to:				
Russell 2000	**-33.8%**	**-61.0%**	**-73.1%**	73.8%
Independent Peer Group [3]	**-23.6%**	**-51.3%**	**-67.4%**	79.0%
2011 Proxy Peer Group [4]	**-35.7%**	**-64.4%**	**-76.9%**	68.3%
2010 Proxy Peer Group [5]	**-38.6%**	**-61.3%**	**-71.8%**	66.4%

Note: Total returns for all periods include dividends.
(1) One day prior to public release of first Starboard letter to AOL.
(2) First trading date as an independent, publicly-traded company following the spin-off from Time Warner Inc.
(3) Independent Peer Group: ACOM, CCO, ELNK, CGI, IACI, IPG, LAMR, NYT, UNTD, VCI, VCLK, WBMD, WPO, and YHOO. Selected by independent compensation consulting firm engaged by Starboard.
(4) AOL 2011 Proxy Peer Group: ADBE, CA, CRM, DISCA, EA, GCI, GOOG, IACI, IPG, INTU, MSFT, NFLX, NYT, NWSA, PCLN, SYMC, TWC, and YHOO.
(5) AOL 2010 Proxy Peer Group: ADBE, AMZN, AAPL, CA, CMCSA, DRIV, EBAY, EA, GOOG, IACI, IPG, INTU, MFE, MSFT, NWSA, OMC, RNWK, SYMC, VCLK, and YHOO.



We believe the recent increase in AOL's stock price is directly attributable to Starboard's involvement and believe there is much more to be accomplished.

Supporting Our Highly Qualified Nominees Will Support a Change of a Minority of the Board and Provide a Mandate to Improve Profitability and Value

If elected, our nominees are committed to working constructively with management and the Board to substantially improve the profitability of AOL's Display business including a full re-assessment of Patch, which, we believe, is losing approximately $150 million per year[2]. There are good and valuable businesses inside AOL. Our nominees plan to work with the board to help optimize the performance of these businesses in order to drive a material improvement in cash flow, profitability, and value. In addition, our nominees would also seek opportunities for value creation by exploring alternatives for certain of the Company's assets, including its remaining intellectual property portfolio, its real estate, and capital structure efficiencies.

Starboard's Nominees Are Interested in Working For All of Our Best Interest to Protect and Enhance Shareholder Value

We believe shareholders are intelligent and sophisticated. On May 16, 2012 AOL sent a letter to shareholders containing false and misleading assertions about Starboard's intentions for AOL. This is part of AOL's continuing campaign to distract shareholders from the real issues at AOL. This proxy contest is not about Starboard. We have demonstrated the value we can bring to public company boards. This is about getting the most out of your investment in AOL. We would once again encourage you to read our Investor Presentation filed online at **http://tinyurl.com/StarboardInvestorPresentation**
Based on our recent conversations with shareholders, we are pleased that AOL shareholders appear to be focusing on the actual issues facing the Company instead of the false and misleading assertions made by AOL.

AOL's Recent Responses Have Been Highly Reactionary to Starboard's Stated Concerns

Over the past six months, the Board has taken several cues from our recommendations for unlocking value. AOL's recent actions raise serious questions about whether the Board would have developed a sufficient sense of urgency on its own absent our involvement. At the very least, certain of the Board's recent actions and statements beg the question of why the Board did not act earlier. Shareholders deserve a Board that is always overseeing the Company in a manner consistent with the best interests of its shareholders, not one that is only compelled to action in the face of shareholder pressure.

Take a look at the following examples and ask yourself whether the Company would have taken any of the following actions without Starboard's involvement.

Starboard Involvement

On February 24, 2012, Starboard wrote a public letter to the Board stating that:
- AOL owned a robust portfolio of extremely valuable patents that had gone unrecognized and underutilized.
- Starboard believed that AOL's patent portfolio could produce in excess of $1 billion of licensing income if appropriately harvested and monetized.
- AOL's inaction on monetizing this asset was alarming given that some of the Company's most valuable patents would expire worthless over the next several years if not immediately utilized.

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[2] We arrived at our revenue estimate of $13 million in 2011 by making certain assumptions based on disclosure provided by the Company on its fourth quarter 2011 earnings call on February 1, 2012. Specifically, the Company stated that: "Ending Q1 2011, there were 33 Patches that had above $2,000 per month in revenue. Ending Q4 2011, there were 401 Patches above $2,000 per month in revenue…." We arrived at our cost estimates for Patch of $160 million in 2011 based on the following statement by the Company's Chief Financial Officer at the AOL Investor Day on June 16, 2011: "… we're going to spend $160 million a year this year on Patch…."

AOL Reaction

- On March 13, 2012, CEO Tim Armstrong stated at an investor conference that: "... AOL's patent portfolio, it's beachfront property in East Hampton…it's basically extremely valuable."
- On March 23, 2012, media reports indicated that AOL had retained Evercore Partners Inc. to find a buyer for AOL's patent portfolio.
- On April 9, 2012, AOL announced the sale of its patent portfolio to Microsoft Corporation for $1.056 billion in cash.

We cannot find one instance prior to our February 2012 letter in which Mr. Armstrong had ever publicly made reference to, or commented on, AOL's valuable patent portfolio. The only disclosure regarding the patent portfolio we could find was buried in the Company's SEC 10-K filing. Given AOL's past inaction with regard to monetizing the patent portfolio, as well as conversations we had with intellectual property industry experts, we question whether the Company would have executed this transaction with the same attentiveness and urgency had it not been for Starboard's involvement.

Starboard Involvement

Included in the announcement of the patent transaction, AOL publicly stated that they would only return a *"significant portion"* of the proceeds to shareholders. In reaction to this announcement, we wrote a public letter to the Board urging that AOL return 100% of the proceeds from the patent transaction to shareholders.

AOL Reaction

After refusing for several weeks, AOL finally announced on May 16, 2012 that it would return 100% of the patent sale proceeds to shareholders.

Absent our involvement, do you think the Board would have committed to returning all of the proceeds of the approximately $1 billion patent transaction to shareholders? They previously told us in writing that they were not willing to make such a commitment.

Starboard Involvement

We have repeatedly requested in public letters and private discussions that AOL analyze and disclose segmented financials on a fully allocated basis.

AOL Reaction

In connection with the reporting of its first quarter 2012 results, AOL stated it intends to "… move to a segmented approach to managing AOL's operations in a segmented public reporting format." AOL clearly could have adopted segmented reporting earlier, and it should not have taken our involvement for the Board to adopt this beneficial change to its financial reporting structure. We remain concerned that this new commitment for segmented reporting will not include full cost allocation to properly analyze the profitability of each business. We also believe the Display business must be analyzed independently of AOL's other businesses.

Our Involvement at AOL Will Continue to be Constructive and Productive

There is More Work to Be Done and More Value to Unlock

We understand the requirements of public board service and how to be effective in the boardroom while remaining professional and constructive. We maintain strong relationships with management teams and board members of current and former portfolio companies who may not have initially desired our direct involvement on the board, but in the end recognized the value we brought to bear as strong advocates of shareholder interests.

We certainly have some fundamental differences of opinion regarding the effectiveness and profitability of the Company's Display strategy and the continued heavy investment in Patch. However, we had other differences of opinion, as described earlier, and the Company ultimately listened to and adopted our viewpoints. We believe there will be successful resolution to our current differences as well. Highly experienced and professional directors will be able to function together despite differences in opinion. Healthy debate in the boardroom should be welcome and is likely to lead to a more lively discussion and critical assessment of the issues which will help to ensure that the Board continues to hold itself and management accountable. As a minority on the Board, our nominees are committed to working constructively with the remaining incumbent members of the Board to oversee AOL with the best interests of all shareholders as the primary objective.

Help Us Ensure the Board and Management Remain Accountable -- We Need Your Support For Continued Change and Improvement

You have an opportunity to improve the Board with directors who have strong, relevant backgrounds and who are committed to constantly looking after your best interests. Please review the attached information about Starboard's nominees.

VOTE FOR CHANGE AND IMPROVEMENT AT AOL

PLEASE SIGN, DATE, AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

We look forward to your support at the 2012 Annual Meeting.

Best Regards,

Jeffrey C. Smith
Starboard Value LP

If you have any questions, or require assistance with your vote, please contact Okapi Partners LLC toll- free at (877) 869-0171 or email: info@okapipartners.com.

Starboard's Director Nominees

Dennis A. Miller, age 55, has been a consultant to Lionsgate Entertainment since August 2010, and has been focused primarily on investing at the intersection of media and technology. Previously, Mr. Miller was a General Partner at Spark Capital since its inception through 2011. Spark Capital has invested in such companies as Twitter, Boxee, Tumblr, Square, 5min, Next New Networks, CNET, AdMeld, and Group Commerce. From 2000 to 2005, Mr. Miller was Managing Director for Constellation Ventures, the venture arm of Bear Stearns. There he led investments in TVONE, College Sports Network, Widevine, K12 and Capital IQ. From 1998 until 2000, Mr. Miller served as Executive Vice President of Lionsgate Entertainment, a leading independent film and television company in the United States. From 1995 until 1998, Mr. Miller was the Executive Vice President of Sony Pictures Entertainment, a subsidiary of Sony Corporation of America and a global motion picture, television and entertainment production and distribution company with operations in 140 countries, where he oversaw the network, cable, syndication and online businesses of the company, domestically and globally. From 1991 to 1995, Mr. Miller was Executive Vice President of Turner Network Television. Mr. Miller began his career in the entertainment and tax department of the law firm of Manatt, Phelps, Rothenberg and Tunney. Mr. Miller serves on the boards of directors of Global Eagle Acquisition Corporation, Radio One Inc. and Fit Orbit.

Jeffrey C. Smith, age 40, has served as Managing Member, Chief Executive Officer and Chief Investment Officer of Starboard Value LP ("Starboard Value") since its inception in February 2011. Prior to founding Starboard Value, Mr. Smith was a Partner Managing Director of Ramius LLC, a subsidiary of Cowen Group, Inc. ("Cowen"), and the Chief Investment Officer of Ramius Value and Opportunity Master Fund Ltd. Mr. Smith was also a member of Cowen's Operating Committee and Cowen's Investment Committee. Prior to joining Ramius LLC in January 1998, he served as Vice President of Strategic Development for The Fresh Juice Company, Inc. ("The Fresh Juice Company"). Mr. Smith has served on the Board of Directors of Regis Corporation, a global leader in the hair care industry, since October 2011. Mr. Smith has been a member of the Board of Directors of Surmodics, Inc., a leading provider of drug delivery and surface modification technologies to the healthcare industry, since January 2011. Previously he served on the Board of Directors of Zoran Corporation, a leading provider of digital solutions in the digital entertainment and digital imaging market, from March 2011 until its merger with CSR plc in August 2011. Mr. Smith was the Chairman of the Board of Phoenix Technologies Ltd., a provider of core systems software products, services and embedded technologies, from November 2009 until the sale of the company to Marlin Equity Partners in November 2010. He also served as a director of Actel Corporation, a provider of power management solutions, from March 2009 until its sale to Microsemi Corporation in October 2010. Mr. Smith is a former member of the Board of Directors of S1 Corporation and Kensey Nash Corp., and he served as a member of the Management Committee for Register.com, which provides internet domain name registration services. He began his career in the Mergers and Acquisitions department at Société Générale. As Chief Investment Officer of Starboard Value, Mr. Smith has significant experience evaluating companies from a financial, operational, and strategic perspective to identify inefficiencies and the resulting opportunities for value creation.

James A. Warner, age 58, has been the principal of Third Floor Enterprises, an advisory firm specializing in digital marketing and media since January 2009. Previously, Mr. Warner was with Avenue A | Razorfish (now known as Razorfish Inc.), one of the world's largest digital agencies and provider of digital advertising and content creation services, media buying, strategic counsel, analytics, technology and user experience, from 2000 until 2008, including as its Executive Vice President, from 2004 until

2008. Mr. Warner also served on the executive committee of aQuantive Inc., the parent company of Avenue A | Razorfish, which was acquired by Microsoft in May 2007. Before joining Avenue A | Razorfish, Mr. Warner led the magazine division of Primedia Inc., a publicly held media company. From 1995 until 1998, Mr. Warner was President of the CBS Television Network, and from 1989 until 1994, he served as President of CBS Enterprises, the company's worldwide syndication and licensing business. From 1986 to 1989, Mr. Warner was Vice President of HBO Enterprises.   Mr. Warner currently serves on the boards of directors of Healthline Networks, a healthcare technology and information company; Invision Inc., a leading provider of advertising systems to the media industry; Merkle Inc., the largest independently-owned customer relationship marketing agency; and engage121, Inc, a communications software provider. Mr. Warner was a director of MediaMind Technologies (NASDAQ:MDMD), a global provider of digital advertising solutions, prior to its sale to DG FastChannel, Inc. (NASDAQ:DGIT) in 2011.   Mr. Warner also advises Accordant Media, ChaChaAnswers, Criteo, Innovation Interactive, Marchex, and Metamorphic Ventures.


IMPORTANT


Support our efforts to bring much-needed positive change to the AOL Board! Your vote is important. No matter how many shares of Common Stock you own, please give Starboard your proxy FOR the election of the Nominees by taking three steps:

- SIGNING the enclosed **GOLD** proxy card,

- DATING the enclosed **GOLD** proxy card, and

- MAILING the enclosed **GOLD** proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. You may also vote by signing, dating and returning the enclosed **GOLD** voting form.

If you have any questions or require any additional information, please contact Okapi Partners at the address set forth below.




OKAPI PARTNERS LLC
437 Madison Avenue, 28th Floor
New York, N.Y. 10022
(212) 297-0720
Stockholders Call Toll-Free at: 877-869-0171
E-mail: info@okapipartners.com
